Item 77.C.
                 Matters Submitted to a Vote of Security Holders


On September 17, 2002, there was a special meeting of the shareholders of the Gannett Welsh & Kotler Funds.

There were three proposals for consideration by the shareholders:

1. To approve an Agreement and Plan of Reorganization for the acquisition of the Gannett Welsh & Kotler Funds by the BNY Hamilton Funds. The shareholders approved this proposal by a vote of 3,037,266 for the proposal to 5,188 against the proposal.

2. To approve a new Advisory Agreement between the GW&K Equity Fund and The Bank of New York. The shareholders approved this proposal by a vote of 3,253,390 for the proposal to 5,188 against the proposal.

3. To approve a new Sub-Advisory Agreement between The Bank of New York and Gannett Welsh & Kotler, LLC. The shareholders approved this proposal by a vote of 3,253,390 for the proposal to 5,188 against the proposal.